# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: ZoomInfo Technologies Inc., CIK 0001794515
CUSIP: 98980F104
Title of class of securities: Common stock, par value $0.01 per share
Address of issuer's principal executive offices: 330 W Columbia Way, Floor 8, Vancouver, Washington (WA), 98660
Date of event which requires filing of this statement: 02/13/2026
Filed by CIK 0001799787
Persons authorized to receive notices and communications: Matthew P. O'Connor, 200 Clarendon Street, 59th Floor, Boston, Massachusetts (MA), 02116, (617) 850-7500

## Reporting persons
- HighSage Ventures LLC (CIK 0001799787): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 14,479,835; sole dispositive power 0; shared dispositive power 14,479,835; aggregate amount beneficially owned 14,479,835 (4.7% of the class)
  Comment: The percentage of Common Stock (as defined herein) reported beneficially owned by the Reporting Person is based on 305,294,644 shares of Common Stock outstanding as of January 31, 2026, as reported in the Issuer's (as defined herein) annual report on Form 10-K for the fiscal year ended December 31, 2025, filed with the Securities and Exchange Commission (the "Commission") on February 12, 2026.
- Jennifer Stier (CIK 0001965637): type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 20,410,148; sole dispositive power 0; shared dispositive power 20,410,148; aggregate amount beneficially owned 20,410,148 (6.7% of the class)
  Comment: The percentage of Common Stock reported beneficially owned by the Reporting Person is based on 305,294,644 shares of Common Stock outstanding as of January 31, 2026, as reported in the Issuer's annual report on Form 10-K for the fiscal year ended December 31, 2025, filed with the Commission on February 12, 2026.

## Item 1. Security and Issuer
Title of class of securities: Common stock, par value $0.01 per share
Name of issuer: ZoomInfo Technologies Inc.
Address of issuer's principal executive offices: 330 W Columbia Way, Floor 8, Vancouver, Washington (WA), 98660
Comment: Pursuant to Rule 13d-2 under the Securities Exchange Act of 1934, as amended, this Amendment No. 1 to the Schedule 13D ("Amendment No. 1") amends certain items of the Schedule 13D filed with the Securities and Exchange Commission on August 21, 2025 (the "Original Schedule 13D" and, together with this Amendment No. 1, the "Schedule 13D"), relating to the Common Stock, par value $0.01 per share (the "Common Stock"), of ZoomInfo Technologies Inc. (the "Issuer"). All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D. Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported in the Schedule 13D.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Schedule 13D is hereby amended and supplemented as follows:

Item 5(c) of this Amendment No. 1 is incorporated by reference herein.

A total of $22,893,875, excluding commissions, was paid to acquire the shares of Common Stock purchased since the Original Schedule 13D and reported in Item 5(c) of this Amendment No. 1. The shares of Common Stock were purchased with the working capital of various limited liability companies managed by the Reporting Persons. The Reporting Persons may effect purchases of the shares of Common Stock through margin accounts maintained for the limited liability companies with prime brokers, which extend margin credit as and when required to open or carry positions in their margin accounts, subject to applicable federal margin regulations, stock exchange rules, and such firms' credit policies. Positions in the shares of Common Stock may be held in margin accounts and may be pledged as collateral security for the repayment of debit balances in such accounts. Since other securities may be held in such margin accounts, it may not be possible to determine the amounts, if any, of margin used to purchase the shares of Common Stock.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) of the Schedule 13D is hereby amended and supplemented as follows:

As of the date hereof, HighSage Ventures LLC may be deemed to beneficially own 14,479,835 shares of Common Stock, or approximately 4.7% of the shares of Common Stock outstanding.

As of the date hereof, Ms. Stier may be deemed to beneficially own 20,410,148 shares of Common Stock, or approximately 6.7% of the shares of Common Stock outstanding.

The percentages set forth herein are based on 305,294,644 shares of Common Stock outstanding as of January 31, 2026, as reported in the Issuer's annual report on Form 10-K for the fiscal year ended December 31, 2025, filed with the Commission on February 12, 2026.

Separate from the Reporting Persons, Owen Wurzbacher ("Mr. Wurzbacher"), who serves as Chief Investment Officer of HighSage Ventures LLC and also serves on the Issuer's Board, beneficially owns a total of 53,242 shares and restricted stock units ("RSUs"), including 38,852 which were granted to him in connection with his service on the Issuer's Board. The Reporting Persons are not a "group", as such term is used for purposes of Section 13(d) of the Act, with Mr. Wurzbacher and disclaim beneficial ownership over the shares and RSUs beneficially owned by Mr. Wurzbacher. The filing of this Schedule 13D shall not be construed as an admission that the Reporting Persons are, for the purposes of Section 13(d) of the Act, the beneficial owner of any securities owned by Mr. Wurzbacher.
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) of the Schedule 13D is hereby amended and supplemented as follows:

The Reporting Persons may be deemed to share the power to vote or direct the voting of, and the power to dispose or direct the disposition of, the 14,479,835 shares of Common Stock beneficially owned by HighSage Ventures LLC with the limited liability companies that directly hold such shares that are managed by HighSage Ventures LLC. Ms. Stier may be deemed to share the power to vote or direct the voting of, and the power to dispose or direct the disposition of, the 20,410,148 shares of Common Stock beneficially owned by Ms. Stier with HighSage Ventures LLC and/or the limited liability companies that directly hold such shares that she and/or HighSage Ventures LLC manages.
Transactions in the class effected during the past sixty days:
Item 5(c) of the Schedule 13D is hereby amended and supplemented as follows:

On February 11, 2026, limited liability companies managed by HighSage Ventures LLC purchased 2,000,000 shares of Common Stock in multiple open market transactions at prices ranging from $6.4801 to $6.8646, inclusive. The weighted average purchase price for the transactions was $6.6704 per share.

On February 12, 2026, a limited liability company managed by Ms. Stier purchased 1,000,000 shares of Common Stock in multiple open market transactions at prices ranging from $6.3338 to $6.3599, inclusive. The weighted average purchase price for the transactions was $6.35 per share.

On February 13, 2026, a limited liability company managed by Ms. Stier purchased 500,000 shares of Common Stock in multiple open market transactions at prices ranging from $6.3994 to $6.413, inclusive. The weighted average purchase price for the transactions was $6.4062 per share.

Except as otherwise set forth herein, the Reporting Persons have not effected any transactions in the Common Stock during the past 60 days.

## Signatures
- HighSage Ventures LLC: /s/ Matthew P. O'Connor, Matthew P. O'Connor, Chief Legal Officer (02/18/2026)
- Jennifer Stier: /s/ Jennifer Stier, Jennifer Stier (02/18/2026)